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                                                                    MAY 22, 1996

                           MERCER INTERNATIONAL INC.
                              BRANDSCHENKE STR. 64
                            8002 ZURICH, SWITZERLAND

                             INFORMATION STATEMENT

THIS INFORMATION STATEMENT IS BEING FURNISHED SOLELY TO PROVIDE INFORMATION TO SHAREHOLDERS OF MERCER INTERNATIONAL INC. WHO WILL RECEIVE SHARES OF ARBATAX INTERNATIONAL INC. IN THE DISTRIBUTION BY WAY OF A SPECIAL DIVIDEND. IT IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, AN INDUCEMENT OR ENCOURAGEMENT TO BUY OR SELL ANY SECURITIES OF MERCER INTERNATIONAL INC. OR ARBATAX INTERNATIONAL INC. INFORMATION CONTAINED HEREIN IS GIVEN AS OF THE DATE OF THIS INFORMATION STATEMENT UNLESS OTHERWISE INDICATED. CHANGES MAY OCCUR AFTER THAT DATE AND NEITHER MERCER INTERNATIONAL INC. NOR ARBATAX INTERNATIONAL INC. WILL UPDATE ANY INFORMATION EXCEPT IN THE NORMAL COURSE OF THEIR RESPECTIVE PUBLIC DISCLOSURE PRACTICES OR AS OTHERWISE REQUIRED BY LAW.

DISTRIBUTION

On December 28, 1995, Mercer International Inc. ("Mercer" or the "Company"), a Massachusetts trust organized under the laws of the State of Washington, announced that it would distribute to its shareholders approximately 83% of the issued shares of its 92% owned subsidiary, Arbatax International Inc., formerly called "Nalcap Holdings Inc.", a Canadian corporation ("Arbatax").

Arbatax was incorporated in 1951 and its shares of common stock (the "Arbatax Common Stock") are registered under Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act"). On March 28, 1996, Arbatax effected, among other things, a change of name to "Arbatax International Inc." and a share split on a 1 to 1.5 basis (the "Stock Split"). After giving effect to the Stock Split, there were 7,978,941 issued shares of Arbatax Common Stock, of which 7,369,674 shares of Arbatax Common Stock were owned by Mercer.

At the close of business on May 29, 1996, Mercer will deliver certificates representing approximately 6,663,524 shares of Arbatax Common Stock to Montreal Trust Company of Canada (the "Distribution Agent") for distribution (the "Distribution") to holders of record of Mercer shares of beneficial interest ("Mercer Common Stock") as of May 31, 1996 (the "Record Date"). The Distribution Agent is expected to mail certificates representing the distributed Arbatax Common Stock to holders of Mercer Common Stock on or about June 3, 1996 (the "Distribution Date"). The Distribution ratio is one share of Arbatax Common Stock to every two shares of Mercer Common





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Stock.  Fractional interests will not be distributed but will be aggregated and sold by the Distribution Agent and the cash proceeds will be distributed to holders of Mercer Common Stock entitled to fractional interests. Upon completion of the Distribution, Mercer will own approximately 706,150 shares of Arbatax Common Stock.

The spin-off will involve the distribution of approximately 6,663,524 shares of Arbatax Common Stock to the shareholders of Mercer. Substantially all of such shares will be eligible for immediate resale in the public market. The Company is unable to predict whether substantial amounts of Arbatax Common Stock will be sold in the open market in anticipation of, or following, the spin-off. Sales of substantial amounts of Arbatax Common Stock in the public market, or the perception that such sales might occur, whether as a result of the spin-off or otherwise, could adversely affect the market price of Arbatax Common Stock.

Arbatax Common Stock is currently quoted on the O.T.C. Bulletin Board under the symbol "ATANF" and listed on the Vancouver Stock Exchange (the "VSE") under the symbol "AAX". Effective June 5, 1996, Arbatax Common Stock will be quoted on the VSE in U.S. dollars and will be listed under the symbol "AAX.U". As part of the Distribution, Arbatax is seeking a quotation for its shares on the NASDAQ National Market.

REASONS FOR DISTRIBUTION

Mercer recognized that no significant synergies existed between Mercer and Arbatax in terms of their respective businesses and believed that the reorganization of the Company into two separate publicly held companies was desirable. Mercer primarily operates a pulp and paper business in Europe, whereas Arbatax operates in the financial services business primarily in North America. Mercer is currently employing a business strategy that involves, among other things, expanding its pulp and paper operations through acquisitions in Europe. This strategy and focus on pulp and paper operations has, in part, lead to Mercer de-emphasizing the financial services business. As a result, Mercer felt that the separation of the financial services segment and the pulp and paper segment, which have distinct financial, investment and operating characteristics, will enable each of the companies to concentrate their attention and financial resources on its own segment without regard to the corporate objectives and policies of the other business group. Finally, Mercer believes that, since the acquisition and integration of its pulp and paper operations, the financial markets have focused on the operating income generated by the pulp and paper business in valuing Mercer and have discounted the value of the financial services business operated by Arbatax. Mercer believes that the spin-off will allow investors to better evaluate the performance and investment characteristics of each business, enhancing the likelihood that each will achieve appropriate market recognition for their own respective operating results.





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SEPARATION AGREEMENT

For the purposes of governing certain ongoing relationships between Mercer and Arbatax after the spin-off, the parties will enter into a Separation Agreement to provide for the Distribution, customary indemnities relating to tax, contingent liabilities and employees, the provision of transitional services and transfers of certain assets and liabilities. The Separation Agreement sets forth the rights and obligations of the parties, including, among other things, that:

Mercer shall provide to Arbatax general administrative services which must, by reason of corporate uniformity, continue until September 30, 1996, subject to earlier termination or further extension;

Mercer and Arbatax have clearly delineated their rights to pursue, to the other's exclusion, certain domestic and international corporate business opportunities for a period of three years after the Distribution Date; and

The net amount that may be due from one party to the other shall be satisfied and settled in cash and/or securities, within 30 days of the Distribution Date and failing such agreement, the party which owes the net sum to the other party shall issue to such party a senior note in the amount of the net sum, with a term of five years, paying interest at a rate equal to the prime rate for U.S. dollar commercial loans, calculated daily and paid semi-annually in arrears.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a general discussion of certain possible United States federal income tax applicable to a "U.S. Holder" (as defined below) of Mercer Common Stock who holds such shares as capital assets and receives shares of Arbatax Common Stock pursuant to the Distribution. This discussion does not address all relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon sections of the Internal Revenue Code of 1986, as amended (the "Code"), treasury regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.





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THE FOLLOWING DISCUSSION IS FOR GENERAL INFORMATION AND IS NOT INTENDED TO BE,
NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY HOLDER OR PROSPECTIVE HOLDER OF MERCER COMMON STOCK, AND NO OPINION OR REPRESENTATION WITH RESPECT TO THE U.S. FEDERAL INCOME TAX CONSEQUENCES TO ANY SUCH HOLDER OR PROSPECTIVE HOLDER IS MADE. ACCORDINGLY, HOLDERS AND PROSPECTIVE HOLDERS OF MERCER COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS ABOUT FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF RECEIVING ARBATAX COMMON STOCK PURSUANT TO THE DISTRIBUTION.

As used herein, a U.S. Holder includes a holder of Mercer Common Stock who is a citizen and resident of the United States, an incorporation created or organized in or under the laws of the United States or of any political subdivision thereof, any entity which is taxable as a corporation for U.S. tax purposes and any other person or entity whose ownership of Mercer Common Stock is effectively connected with the conduct of a trade or business in the United States. A U.S. Holder does not include persons subject to special provisions of federal income tax law, such as tax exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trust, regulated investment companies, broker-dealers, non-resident alien individuals of foreign corporations whose ownership of Mercer Common Stock is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

The Distribution will not qualify as a tax-free spin-off under the Code. A U.S. Holder of Mercer Common Stock who receives Arbatax Common Stock pursuant to the Distribution will be treated as if such shareholder had received a taxable distribution in an amount equal to the fair market value of the Arbatax Common Stock received, which will result in:

1. A dividend to the extent of such shareholder's pro rata share of the Company's current and accumulated earnings and profits as calculated under U.S. tax laws and regulations (the "Accumulated Earnings"). Each shareholder will include that portion of the Distribution which is a dividend in gross income, taxable as ordinary income. Although Mercer cannot determine with any certainty whether it will have Accumulated Earnings in the year of the Distribution, Mercer expects that no part of the Distribution will be treated as a dividend;

2. A reduction in such shareholder's cost basis in Mercer Common Stock to the extent that the fair market value of Arbatax Common Stock received exceeds such shareholder's pro rata share of Accumulated Earnings. Generally, a shareholder's adjusted cost base for Mercer Common Stock will be equal to the shareholder's purchase cost of such shares; and

3. A gain to the extent that the market value of Arbatax Common Stock exceeds both such shareholder's pro rata share of Accumulated Earnings and such shareholder's cost basis in Mercer Common Stock.





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Distributions paid or deemed to be paid to shareholders who are non-residents of the United States for purposes of the Code will be subject to U.S. withholding tax. The U.S. withholding rates on dividends paid by Mercer to residents of certain tax treaty countries are as follows:

                                                                                     INTERCORPORATE
                                             DIVIDEND                                     DIVIDEND
                                           WITHHOLDING                                 WITHHOLDING
COUNTRY                                      TAX RATE                                     TAX RATE
Canada                                          15%                                        6%(1)(2)
United Kingdom                                  15%                                        5%(3)
Switzerland                                     15%                                        5%(4)

_______________________________________
(1) After December 31, 1996, the intercorporate dividend withholding tax rate will be further reduced to 5%.

(2) This reduced rate applies where the shareholder is a company which owns at least 10% of the voting stock of the company paying the dividend.

(3) This reduced rate applies where the shareholder is a company which controls (directly or indirectly) at least 10% of the voting stock of the company paying the dividend.

(4) This reduced rate applies where the shareholder is a company which controls (directly or indirectly) at least 95% of the entire voting stock of the company paying the dividend and if not more than 25% of the gross income of such paying company is derived from interest or dividends received from non-subsidiary companies.

Residents of countries that do not have a tax treaty with the U.S. will generally be subject to a dividend withholding tax rate of 30%. Accordingly, the Company will liquidate the necessary number of Arbatax Common Stock to satisfy the withholding tax payable on the Distribution.

FOREIGN TAX CREDIT

The following is a general discussion of certain possible United States federal foreign income tax credits under current law, generally applicable to a U.S. Holder of Arbatax Common Stock who holds such shares as capital assets. This discussion does not address all relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences.

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of Arbatax Common Stock may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign income taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its worldwide taxable





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income.  In determining the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as "passive income", "high withholding tax interest", "financial services income", "shipping income", and certain other classifications of income. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of Arbatax Common Stock should consult their own tax advisors regarding their individual circumstances.

PASSIVE FOREIGN INVESTMENT CORPORATION

If a U.S. Holder disposes of Arbatax Common Stock, any resultant gain will be subject to a tax that is determined by apportioning the gain pro rata over the entire holding period of the shares. The amount of gain that is apportioned to the current year, and to any pre-1987 holding period, is included in the U.S. Holder's current income.

The tax on the amount apportioned to any prior years beginning with 1987 is calculated using the highest tax rate in each applicable year. In addition, interest compounded daily is charged on the tax due for each prior year from the due date of the return for the respective year to the due date for the current year. The interest rate is set quarterly. The U.S. Holder's current year tax is increased by the special tax and interest on amounts apportioned to prior years.

A U.S. Holder can avoid this special tax and interest charge by making a permanent election to treat Arbatax as a "qualified electing fund" and to report in each year thereafter such shareholder's pro rata share of the ordinary earnings and net capital gains of Arbatax. If the election is not made in the first year that the U.S. Holder owns the shares, a special election would have to be made to cleanse the effect of the prior year's holding periods.

These rules apply similarly to distributions from Arbatax that would be considered excess distributions. Complex rules govern the determination of applicable gains and excess distributions, the calculation of the amounts allocated pro rata to prior years, the resultant tax and applicable interest, and the qualified electing fund elections whether as pedigreed or non-pedigreed. Holders and prospective holders of Arbatax Common Stock should consult their own tax advisors regarding their individual circumstances.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSEQUENCES

Arbatax considers that the following general summary fairly describes the principal Canadian federal income tax consequences applicable to a holder of Arbatax Common Stock who is a resident of the United States, who is not a resident of Canada and who does not use or hold, and is not deemed to use or hold, his shares of Arbatax Common Stock in connection with carrying on a business in Canada (a "non-resident holder").





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This summary is based upon the current provisions of the Income Tax Act
(Canada) (the "ITA"), the regulations thereunder (the "Regulations") and the current publicly announced administrative and assessing policies of Revenue Canada, Taxation. This description is not exhaustive of all possible Canadian federal income tax consequences and does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action.

THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IT IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY HOLDER OR PROSPECTIVE HOLDER OF ARBATAX COMMON STOCK, AND NO OPINION OR REPRESENTATION WITH RESPECT TO THE TAX CONSEQUENCES TO ANY HOLDER OR PROSPECTIVE HOLDER OF ARBATAX COMMON STOCK IS MADE. ACCORDINGLY, HOLDERS AND PROSPECTIVE HOLDERS OF ARBATAX COMMON STOCK SHOULD CONSULT WITH THEIR OWN TAX ADVISORS WITH RESPECT TO THE INCOME TAX CONSEQUENCES TO THEM OF PURCHASING, OWNING AND DISPOSING OF ARBATAX COMMON STOCK.

Dividends paid on Arbatax Common Stock to a non-resident holder will be subject to withholding tax. The Treaty provides that the standard 25% withholding tax rate is reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as Arbatax) to residents of the United States, and also provides for a further reduction of this rate to 6% (5% after 1996) where the beneficial owner of the dividends is a corporation which is a resident of the United States that owns at least 10% of the voting shares of the corporation paying the dividend.

A non-resident holder is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of a share of Arbatax unless the share represents "taxable Canadian property" to the holder thereof. Shares of Arbatax Common Stock will be considered taxable Canadian property to a non-resident holder if, at any time in the five years before it is disposed of, the non-resident and any persons with whom the non-resident did not deal at arm's length owned 25% or more of the issued shares of any class of Arbatax.
In the case of a non- resident holder to whom shares of Arbatax represent taxable Canadian property and who is resident in the United States, no Canadian taxes will generally be payable on a capital gain realized on such shares by reason of the Treaty unless the value of such shares is derived principally from real property situated in Canada.

EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

There are presently no governmental laws, decrees or regulations in Canada restricting the export or import of capital, or which impose exchange controls or affect the remittance of interest, dividends or other payments to non-resident holders of Arbatax's Common Stock. Any remittances of dividends to United States residents are, however, subject to a 15% withholding tax (6% in 1996 and 5% after 1996, if the shareholder is a corporation owning at least 10% of the outstanding common shares of Arbatax) pursuant to Article X of the Canada-U.S. Income Tax Convention, as amended (the "Treaty").





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Except as provided in the Investment Canada Act (the "Act"), there are no limitations specific to the rights of non-Canadians to hold or vote the Arbatax Common Stock under the laws of Canada or in the charter documents of Arbatax.

The Act requires non-Canadian persons or entities acquiring "control" (as defined in the Act) of a corporation carrying on business in Canada to either notify, or file an application for review with Investment Canada, the federal agency created by the Act. The Act is applicable and the agency will review transactions which result in the direct or indirect acquisition of control of a Canadian business where the gross value of corporate assets exceed certain threshold levels (such thresholds being favourably varied for U.S. citizens by legislation relating to the Canada-U.S. Free Trade Agreement) or where the business activity of the business is related to Canada's cultural heritage or national identity. No change of voting control will be deemed to have occurred, for purposes of the Act, if less than one-third of the voting control of a Canadian corporation is acquired by an investor.

If an investment is reviewable under the Act, an application for review in the form prescribed is normally required to be filed with Investment Canada prior to the investment taking place and the investment may not be implemented until the review has been completed and the Minister responsible for Investment Canada is satisfied that the investment is likely to be of net benefit to Canada. If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, the non-Canadian must not implement the investment, or if the investment has been implemented, may be required to divest himself of control of the business that is the subject of the investment.

ARBATAX

A copy of Arbatax's most current annual report on Form 20-F is available upon written request to: Arbatax International Inc., c/o Brandschenke Strasse 64, 8002 Zurich, Switzerland, Attention: Secretary.





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